

October 8, 2009

Room 4631

Joseph J. Sum
Vice President and Chief Financial Officer
Continental Materials, Inc.
200 South Wacker Drive Suite 4000
Chicago, IL 60606

> **Re:** **Continental Materials, Inc.**
> **Form 10-K for Fiscal Year Ended January 3, 2009**
> **Form 10-Q for the Fiscal Quarter Ended July 4, 2009**
> **File No. 001-03834**

Dear Mr. Sum:

We have reviewed your filing and have the following comments. Where indicated, we think you should revise future filings in response to these comments. If you disagree, we will consider your explanation as to why our comment is inapplicable or a revision is unnecessary. Please be as detailed as necessary in your explanation. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure. After reviewing this information, we may raise additional comments.

Please understand that the purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filing. We look forward to working with you in these respects. We welcome any questions you may have about our comments or any other aspect of our review. Feel free to call us at the telephone numbers listed at the end of this letter.

Form 10-K for the year ended January 3, 2009

Item 7. Management's Discussion and Analysis of Financial Condition and Results of Operations, page 12
Revolving Credit and Term Loan Agreement, page 13

1. Considering the recent downturn in the economy and tightening of the credit markets, please revise, future filings, to disclose the specific covenants included in your new credit agreement for the revolving line of credit and the term loan, to

the extent future non-compliance of any covenant in any of these agreements is reasonably likely. Your disclosures should include actual ratios/amounts for each period and the required ratios/amounts as well as show the specific computations used to arrive at the actual ratios with corresponding reconciliations to US GAAP amounts, if necessary. We note your current disclosure discusses that the Company must maintain certain levels of tangible net worth and EBITDA or debt service coverage and certain ratios of consolidated debt to cash flow and adjusted EBITDA to interest expense but does not include the required amounts or ratios compared to actual amounts. The above disclosure will allow readers to understand how much cushion there is between the required ratios and the actual ratios. Your disclosure should also address the risks and potential consequences of not complying with your debt covenants. See Sections I.D and IV.C of the SEC Interpretive Release No. 33-8350 and Question 10 of our FAQ Regarding the Use of Non-GAAP Financial Measures dated June 13, 2003.

Critical Accounting Policies, page 20
Goodwill and Other Intangible Assets, page 20

2.	We note your stock price has continued to decline from $16.00 in January 2009 to $10.00 current, and your market capitalization as of January 3, 2009 and July 4, 2009, was significantly less than total stockholders' equity, which is an indicator your goodwill, intangible assets and other long-lived assets may be impaired. We further note that you have recorded impairments on long lived assets and goodwill for the RMRM business that was sold in July 2009 and updated your Goodwill policy in your Form 10-Q for the quarter ended July 4, 2009 to disclose that you performed an assessment of the realizability of the remaining goodwill in the concrete, aggregates, and construction supplies reporting unit at July 4, 2009 which resulted in no impairment. You disclose that a decline of 10% of the fair value of the reporting unit may result in impairment. Considering the above information and the decreases in sales and profits that your concrete reporting unit continues to experience, we suggest that you address the following, in future filings, to provide an investor with sufficient information about management's insights and assumptions with regard to the recoverability of your asset balances:
	▪	You disclose the fair values of the reporting units, for your SFAS 142 analysis, are calculated using a combination of discounted cash flows model and a market value approach. Provide a description of all valuation methods and how they are specifically used to determine the fair value of your reporting units and discuss the material assumptions used in each valuation method. Please provide us with a copy of your SFAS 142 analysis and explain the underlying reasons for the difference between your fair value calculations and your market capitalization.
	▪	You provide a 10% sensitivity to the fair value estimates and state in your Form 10-Q for the quarter ended July 4, 2009 that a decline of 10% of the fair value of any reporting unit may result in additional goodwill impairment.

Please revise future filings to provide investors with detailed explanations as to how the estimated fair values for each reporting unit continue to exceed their carrying values and disclose the percentage by which fair value exceeded carrying value for each reporting unit. Refer to Sections 216, 501.02 and 501,12.b.3 of the Financial Reporting Codification for guidance.

- Considering the above information, tell us whether or not any of the above factors lead to an interim impairment analysis under SFAS 144 for any of your reporting units. As noted above, your concrete, aggregates and construction supplies segment has experienced significant declines in sales and profits and based on your disclosure in your Form 10-Q there is little headroom remaining between the fair value and carrying value of the reporting unit for SFAS 142 purposes. We further note your heating and cooling segment has experienced declines in sales as a result of the slowdown in commercial building and yet this reporting unit represents 25% of total assets.

Refer to Release No. 33- 8350 "Interpretation: Commission Guidance Regarding Management's Discussion and Analysis of Financial Condition and Results of Operations."

Liabilities, page 21

3. You disclose throughout your document the impact certain liabilities have on your operations. For example, you disclose that product liability claims contributed to your 2007 loss and margins improved in 2008 in your evaporative cooling segment as a result of lower workers compensation claims. Please revise future filings, to provide a more detailed discussion of the estimates used to calculate your workers compensation, automobile and product liability provisions as well as a sensitivity analysis of each major assumption. Please disclose any significant variances between actual results and your estimates and discuss how management manages the risk associated with these liabilities.

Sales, page 21

4. You disclose that your sales are net of provisions for discounts, volume incentives, returns and allowances. You disclose on page 15 of your Form 10-Q for the quarter ended July 4, 2009 that your selling and administration cost in your evaporative cooling segment increased as a result of increased co-op advertising and customer discounts. For each period presented, please tell us and disclose in MD&A, in future filings, how much you have recorded in provisions for each of the sales incentives you provide and how these incentives have impacted operations. Also tell us how you have considered EITF 01-09 with regard to the recognition, measurement and classification of each of these provisions.

Item 7A. Quantitative and Qualitative Disclosures about Market Risk, page 22

5.   We note that cement and diesel fuel costs have negatively impacted margins in
        your concrete, aggregates and construction supplies segment and steel and copier
        prices increased your costs in the heating and cooling segment. Considering the
        impact materials costs have on your margins, a discussion of commodity price
        risk management strategies appears appropriate. Please revise your MD&A, in
        future filings, pursuant to Item 305(b) of Regulation S-K, to discuss your
        commodity price exposure and your risk management strategies, including your
        price escalation clauses included some of your contracts and how you manage the
        risk when there are no escalation clauses in the contract.

Notes to Consolidated Financial Statements, page 28
1. Summary of Significant Accounting Policies, page 28
Inventories, page 29

6.   We note that inventory accounted for approximately 25% of total assets at of
        January 3, 2009. Given the recent economic environment and changes in
        commodity pricing, please revise, future filings, regarding the value of your
        inventory, and address the following:
        ▪   During 2008, cost of sales was significantly impacted by growth in raw
            material prices. Your inventory policy should discuss the impact certain
            commodity prices and changes in these prices, such as prices for cement,
            steel and copper as well as diesel fuel costs, have had on your inventory
            balance.
        ▪   Your inventory turns decreased during 2008 from approximately 7.9 to 6.3
            turns. Given the impact that inventory has had on your liquidity, please
            revise your MD&A and liquidity section to explain the reasons for the
            changes in your inventory balance and any variances in the corresponding
            turnover ratio.
        ▪   In your Form 10-Q for the quarter ended July 4, 2009, you disclose that you
            had a decrease in inventory which "was a planned reduction from an
            unusually high level carried at the end of 2008." Please tell us and disclose
            in future filings, whether this "planned reduction" was apart of an inventory
            reduction initiative and if so, the impact it has had or will have on operations
            and liquidity and the extent current market conditions may result in further
            adjustments to your inventory value.
        ▪   Please expand your inventory policy to discuss the nature of the inventory
            that had reserves recorded during each period. Quantify the amount of
            inventory that remains for the inventory items that have reserves allocated to
            them and discuss the facts and circumstances surrounding management's
            determination of the amount of write downs recorded each period.

Item 9A. Controls and Procedures, page 40

7.   With regard to your assessment of internal control over financial reporting at January 3, 2009, which resulted in the identification of a material weakness related to your inventory accounting in your heating and cooling segment, please revise future filings to quantify the amount of adjustment that was recorded during the third quarter. To the extent material, MD&A and liquidity should discuss the impact this adjustment had on your margins, operating income, working capital, inventory turn ratio as well as your borrowing base to your credit agreement or any related covenants where inventory balances are required. Further tell us if you were able to determine whether or not the adjustment related to previous quarters and if so, quantify the impact to each quarter or if subsequent adjustments have been made since third quarter 2008, please quantity and disclose in future filings.

Form 10-Q for the quarter ended July 4, 2009

Item 2. Management's Discussion and Analysis of Financial Condition and Results of Operations, page 11
Liquidity and Capital Resources, page 13

8.   You disclose that you "expect" to be in compliance with your debt covenants. Please tell us whether or not you were in compliance with your debt covenants at July 4, 2009 and revise future filings to provide an affirmative statement regarding your compliance with your debt covenants.

9.   We note that your operating income during the six months ending July 4, 2009 was primarily due to the gain on the sale of the land in Colorado Springs. Your current disclosure regarding the terms of the agreement and the manner in which you recognized the gain is confusing. Please tell us and disclose the terms of the agreement, how the gain on the land was calculated and reconcile the terms and the calculated gain back to what was recorded during 2008 and 2009.

10.   You disclose that operations in your concrete segment were negatively impacted by the shutdown of Pikeview Quarry. We also note on page 18 your outlook for 2009 and that you are working with consultants to develop a plan for Pikeview. Please tell us and disclose in future filings, the reasons that production was shutdown at Pikeview Quarry, quantify the impact of this shutdown, including loss of revenue and expenses incurred to resume production, during each period presented. Further revise your liquidity section to discuss any capital expenditures that will be required to resume production at this location.

As appropriate, please respond to these comments within 10 business days or tell us when you will provide us with a response. Please submit all correspondence and supplemental materials on EDGAR as required by Rule 101 of Regulation S-T. Detailed cover letters greatly facilitate our review. Please understand that we may have additional comments after reviewing your responses to our comments.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes all information required under the Securities Exchange Act of 1934 and that they have provided all information investors require for an informed investment decision. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

In connection with responding to our comments, please provide, in writing, a statement from the company acknowledging that:

· the company is responsible for the adequacy and accuracy of the disclosure in the filing;

· staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

· the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

In addition, please be advised that the Division of Enforcement has access to all information you provide to the staff of the Division of Corporation Finance in our review of your filing or in response to our comments on your filing.

You may contact Melissa Rocha at (202) 551-3854, Al Pavot at (202) 551-3738 or me at (202) 551-3355.

Sincerely,

Terence O'Brien
Accounting Branch Chief